MAG Silver Corp

For Immediate Release

August 3, 2007

N/R #07-22

MAG ANNOUNCES ADOPTION OF

SHAREHOLDER RIGHTS PLAN

Vancouver, B.C…MAG Silver Corp. (TSXV:MAG; AMEX:MVG) ("MAG" or "the Company") announces that its Board of Directors (the "Board") has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of MAG. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Company.

The rights issued under the Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings total 20% or more of the outstanding common shares of the Company (determined in the manner set out in the Rights Plan) without complying with the "Permitted Bid" provisions of the Rights Plan or without approval of the Board. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be "Permitted Bids." Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

The Rights Plan will be presented for ratification by the shareholders at a meeting to be held on or before February 3, 2008.  If approved by shareholders, the Rights Plan will expire at the end of the third annual meeting of the Company's shareholders after such approval is obtained unless renewed by the Shareholders.

About MAG Silver Corp. ( www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner,

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Industrias Peñoles, are delineating a significant new silver vein deposit on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada and trades on the Toronto Stock Venture Exchange (TSX-V) under the symbol MAG and on the American Stock Exchange (AMEX) under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the TSX Venture Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

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